Randall J. Erickson Senior Vice President, Chief Administrative Officer and General Counsel	Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202-3509 414 765-7809 mibank.com

August 21, 2008

VIA EDGAR

Mr. Kevin W. Vaughn, Accounting Branch Chief

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Marshall & Ilsley Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

File No. 001-33488

Dear Mr. Vaughn and Ms. Ebbertt:

The purpose of this letter is to respond to the comment raised in your letter of July 29, 2008 to Mr. Gregory A. Smith, Senior Vice President and Chief Financial Officer, Marshall & Ilsley Corporation (the “Corporation”).

The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.

Form 10-Q for the period ended March 31, 2008

Financial Statements

Note 4, Fair Value Measurement – Derivative Financial Instruments, page 8

1.

Comment:  We note your response to comment 2.  Please tell us whether changes in credit default spreads affect the pricing of derivatives with dealers.  For example, please tell us whether you have changed prices charged to dealers in subsequent derivative transactions, and vice versa, in situations where either your own or your counterparties’ credit default spreads have changed.  If yes, tell us how you considered this fact in your conclusion that the additional credit adjustment would not be significant.

Mr. Kevin W. Vaughn, Accounting Branch Chief

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

August 21, 2008

Response:  The Corporation has not observed instances where changes in credit default spreads have had a significant effect, if any, on the pricing of derivatives with dealers. Additionally, the Corporation has not observed instances where changes in credit default spreads have had a significant effect on the fair value of derivatives with dealers. The Corporation believes that the pricing and fair values of derivatives with dealers are not significantly affected by credit default spreads due to the collateral requirements contained in derivative contracts between the Corporation and the dealers.

The following is the Corporation’s basis for that conclusion:

The Corporation’s estimate of fair value of derivatives with dealers are derived from the Corporation’s models, which do not incrementally adjust for estimates for credit default spreads, and continue to be very close to the fair value indicators based on dealer quotes that are derived from observable transactions.

The following table shows credit default swaps spreads at random selected points in time for the Corporation’s largest dealer counterparties (5 year tenor, senior debt):

Counterparty	8/14/2006	3/17/2008	Current
Morgan Stanley	23.00	337.50	210.80
Royal Bank of Scotland	7.75	203.3	97.00
Bank of America	9.00	156.90	117.50
Deutsche Bank	12.38	155.40	78.30

If credit default spreads significantly impact the pricing or fair values of the derivatives in the market place, the Corporation would expect the differences in the modeled estimate of fair values compared to the dealer quotes to increase and the pricing to have significantly changed. The Corporation has not observed any trend towards increasing differences or significant changes in pricing despite the aforementioned increase in credit default spreads.

As the Corporation has stated in previous responses, the Corporation’s approved dealers for these transactions must have and maintain an investment grade rating on their long-term senior debt from at least two nationally recognized statistical rating organizations or have a guarantor with an acceptable rating from such organizations. International Swaps

Mr. Kevin W. Vaughn, Accounting Branch Chief

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

August 21, 2008

and Derivative Association Master Agreements (“ISDA”) and Credit Support Annexes (“CSA”) are employed for all contracts with all such approved dealers. These agreements contain bilateral collateral arrangements. Collateral generally consists of cash or investment securities that have been issued or guaranteed by the U.S. government or government agencies.  The credit default spreads in the table above do not take in to account the effect of collateral posted under the CSAs.

The Corporation recognizes that unprecedented events could result in counterparty failure. The Corporation also recognizes that there could be additional credit exposure due to certain industry conventions established for operational efficiencies such as unsecured limits, minimum thresholds for posting collateral and lag times in posting collateral which are part of these interest rate swaps arrangements. Certain terms or conditions must be met in order to operate within these conventions.  Under the CSAs, in the event a counterparty is downgraded below A- by a nationally recognized statistical rating organization, the full market value of the derivatives with that counterparty must be fully collateralized without regard to unsecured limits or minimum thresholds for posting collateral. That provision serves to eliminate or significantly reduce credit exposure when the Corporation or the counterparty experiences an adverse credit event.

The Corporation considers the market participants for these derivatives to be the dealers.  Any derivative acquired or assumed from the Corporation by another dealer would be subject to the master derivative agreements between those dealers. It is the Corporation’s understanding that master derivative agreements between dealers may not contain some of the industry conventions that exist between the Corporation and the dealers such as unsecured limits and minimum thresholds for posting collateral which may eliminate or significantly reduce the potential additional credit exposure due to those industry conventions. The Corporation expects market participants would take the reduced exposure into consideration when they are determining exit prices.

The Corporation has not experienced changes in pricing due to changes in credit default spreads and does not believe changes in credit default spreads significantly affect the reported fair values of its derivatives with dealers because of the collateral requirements in the CSAs.  The Corporation will continue to monitor the pricing and fair values of its derivative financial instruments to assess if credit default spreads significantly affect the reported fair values of its derivatives with dealers.

Mr. Kevin W. Vaughn, Accounting Branch Chief

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

August 21, 2008

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If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (414) 765-7809.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson

Senior Vice President, Chief Administrative Officer and General Counsel